EXHIBIT 12.2

AK STEEL HOLDING CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	Six Months Ended June 30,		Year Ended December 31,
	2014		2013		2012		2011		2010		2009
Fixed charges:
Capitalized interest credit	$1.5		$2.7		$2.5		$6.7		$10.1		$7.8
Interest factor in rent expense	1.7		3.3		3.8		3.0		3.2		2.8
Other interest and fixed charges	65.5		127.6		86.8		47.9		33.6		37.4

Total fixed charges	$68.7		$133.6		$93.1		$57.6		$46.9		$48.0
Earnings—pre-tax income (loss) with applicable adjustments	$(27.8)		$93.7		$(159.0)		$(186.0)		$(125.4)		$(47.9)
Ratio of earnings to fixed charges	NM	*	NM	*	NM	*	NM	*	NM	*	NM	*

*	For the six months ended June 30, 2014 and the years ended December 31, 2013, 2012, 2011, 2010 and 2009, earnings were less than fixed charges by $96.5, $39.9, $252.1, $243.6, $172.3 and $95.9, respectively.